EXHIBIT (a)(5)(A)
Best Prospect Overseas Limited Seeks Response from Hurray! Holding Co., Ltd.
BEIJING, May 4 /PRNewswire-Asia-FirstCall/ — Set forth below is the full text of the letter that was delivered earlier today to Mr. Songzuo Xiang, Chief Executive Officer of Hurray! Holding Co., Ltd. (Nasdaq: HRAY).
Best Prospect Overseas Limited
May 4, 2009
Mr. Songzuo Xiang
Chief Executive Officer
Hurray! Holding Co., Ltd.
15/F, Tower B, Gateway Plaza
No. 18 Xia Guang Li, North Road
East Third Ring, Chaoyang District
Beijing 100027, China
Dear Mr. Xiang:
I am disappointed that after submitting our written proposal to you on April 24, you have been unresponsive despite our repeated efforts to initiate a dialogue. The only communication you made was the press release dated April 28. Subsequently we placed a call to your chairman, Qindai Wang, to initiate a discussion regarding our offer and to commence due diligence. Our request was denied without any explanation.
Meanwhile, the local media in China reported on April 30 that you are currently in exclusive discussions with another party. Despite the fact that we have been discussing our offer with you for the last six months, you did not disclose to us the existence of any competing offer. We would like to understand the basis for your decision, particularly the reasons behind granting this third party an exclusivity period instead of allowing a competitive process that would maximize shareholder value.
In our view, our offer of $3.50 per American Depository Share and a proportional amount per ordinary share, for ADS’s and ordinary shares constituting in the aggregate up to 51% of the outstanding share capital of Hurray! is a well balanced approach to maximize shareholder value. While our offer represents a substantial premium to the recent trading price, it does not require shareholders to fully exit at our offer price. The shareholders will still have the chance to capitalize on the future growth of Hurray! based on our business plan.
Frankly, we are discouraged with the lack of transparency and disclosure from the board on the matter of exploring strategic alternatives. Hurray!’s shareholders deserve to know the terms of the various strategic alternatives that are available. In our view, the lack of transparency and rejection of a competitive process damage shareholder value for no apparent benefit.
On this basis, we hereby request that you (i) immediately begin constructive discussions with us, including allowing access to conduct reasonable due diligence, and (ii) publicly disclose any other offer that the Board is reviewing.

Although we believe that we would both be better served by working towards a transaction without public disclosure and the attendant press and analyst attention, your decision not to engage in meaningful discussion with us has left us without any choice. We will be making this letter public so that the shareholders can decide whether to support your current efforts.
If we do not hear from you promptly, we reserve the right to withdraw our offer. In that event, you could be responsible for the potential losses of your shareholders.
Sincerely,
/s/ Jacky C.F. Tung
Jacky C. F. Tung
On behalf of Best Prospect Overseas Limited
For more information, please contact:
Xiong Can
Mobile: +86-139-1136-9097
SOURCE: Best Prospect Overseas Limited
DISCLAIMER: CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Statements made in the foregoing letter that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This preliminary communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Hurray! Holding Co., Ltd.’s (“HCL”) American Depository Shares. No tender offer has yet commenced. Any solicitation and offer to buy HCL’s American Depository Shares will only be made pursuant to an offer to purchase and certain related materials that Best Prospect Overseas Limited (“Best Prospect”) may file with the United States Securities and Exchange Commission (“SEC”). Any tender offer materials when filed will contain important information which should be read carefully before any decision is made with respect to the tender offer. Investors and security holders may obtain a free copy of any such materials (when available) and other documents filed by Best Prospect with the SEC at the SEC’s website at www.sec.gov. Any such offer to purchase and related materials may also be obtained (when available) for free by contacting the Information Agent of Best Prospect for any tender offer, who will be identified in any such tender offer documents.